UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2004	File No. ___0-29948____

Starfield Resources Inc.

(Name of Registrant)

420-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

 (Address of principal executive offices)

1.

News Release dated February 18, 2004

2.

News Release dated February 20, 2004

3.

News Release dated March 1, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

(Registrant)

Dated  July 9, 2004                           Signed: /s/ Glen Indra

                                                                         Glen Indra, Director

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

February 18, 2004

Corporate Office:

#SRU-03-04
Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU - TSX.V

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400 Fax :(604) 608-0344

Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

The TSX Venture Exchange has accepted file documentation for closing of a private placement originally announced on December 10th, 2003. The stock will become free trading on May 21, 2004.

1,477,430 unit private placement consists of non-flowthrough units at $0.30 per unit. Each unit is comprised of one common share and one full purchase warrant; each full purchase warrant together with $0.40 entitles the holder to purchase a further share for a period of 24 months. Funds will be used for working capital and exploration at its Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

Finders’ Fees were paid to:

Vancorp Capital Inc.

$24,900

Zevtec Canada Inc.

$19,423

On Behalf of the Board of Directors,
“Glen J. Indra”

Glen J. Indra

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

February 20th, 2004

Corporate Office:

#SRU-04-04
Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU - TSX.V

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400 Fax : (604) 608-0344

Toll Free: (877) 233-2244  Email: info@starfieldres.com  Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD- WYN EXPAND JOINT VENTURE PROPERTY and PLAN 2004
EXPLORATION PROGRAM at FERGUSON LAKE, NUNAVUT

Starfield Resources Inc. and Wyn Developments Inc. entered into an agreement on July 31, 2003 to jointly explore mineral claims located in the Ferguson Lake area of Nunavut, Canada. The 50/50 Joint Venture is pleased to report that an additional 5,225 hectares (12,912 acres) have been staked and recorded as the Yath 1, 2, 3, 4 and 5 claims. The Joint Venture property now totals 10,451 hectares (25, 825 acres) and is contiguous to the eastern and western boundaries of Starfield Resources Inc.100% owned Ferguson Lake Property. The original Joint Venture property comprised the JR 1, 2, and 3 claims to the east and northeast of Starfield’s eastern boundary and the KAZ 2, and 3 claims to the west of Starfield’s western boundary.

The new Joint Venture Yath 1-5 claims enclose the Kaz 2 and 3 claims to the west and south and adjoin the 100% owned Starfield Yath 6-11 claims located to the south and to the east. The Yath 1-5 claims were staked to cover magnetic anomalies possibly associated with extensions to the Ferguson Lake Mineral District which hosts Copper - Nickel - Cobalt - Palladium – Platinum - bearing massive sulphide resources on the 100% owned Starfield Resources Ferguson Lake Property.

Starfield Resources Inc., as operator of the Joint Venture, is now in receipt of an amended Water Board License which incorporates areas of the Starfield- Wyn Joint Venture. It is anticipated that final approval from local KIA officials will be received shortly to allow for all aspects of exploration to proceed.

The Joint Venture exploration project committee has met and approved a program for 2004. It includes recommendations made by N.C. Carter Ph.D, P. Eng. in his Report of September 25, 2002 prepared for Wyn Developments Inc.

The Carter Report (Sept. 25, 2002) recommended that “an initial program be directed to the eastern claims area, specifically the Causeway Zone on the JR3 claim” which features narrow bands of gabbrohornblendite, several gossan zones, sulphide matrix breccias and massive and stringer sulphides containing nickel-copper, palladium-platinum values.

The Joint Venture exploration committee has agreed to “a first phase program, consisting of a UTEM survey” to determine “the possible extensions of the Causeway zone beneath lakes and overburden”. (Carter Report, Sept. 25, 2002). The partners expect that a UTEM-3 geophysical survey of the Causeway Zone will commence in mid March 2004. If suitable conductive UTEM target anomalies are generated then an initial exploration drill program of up to 1500 meters will be conducted on the Causeway Zone. Further UTEM-3 geophysical surveying is also planned for the western Joint Venture KAZ and newly staked Yath claims.

Since 1999, Starfield Resources Inc. on its 100% owned Ferguson Lake property has expended in excess of $23,000,000 on exploration including airborne and ground geophysics and 64,000 meters of diamond drilling. In his April 8, 2003 Report on the Ferguson Lake Nickel, Copper, Cobalt, PGE Property, prepared for Starfield Resources Inc. by N.C. Carter, Ph. D., P.Eng. , the following resources estimates were calculated:

Current 2002 Resource Estimates
2.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
Zone	Tonnes	Copper	Nickel	Cobalt	Palladium	Platinum
ALL ZONES	16.2 million	1.44%	0.81%	0.097%	1.98 g/t	0.37 g/t
1.5% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
ALL ZONES	31.8 million	1.23%	0.73%	0.084%	1.76 g/t	0.30 g/t
1.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
ALL ZONES	54.8 million	0.99%	0.59%	0.066%	1.37 g/t	0.24 g/t
Contained Metal		1.2 billion pounds	713 million pounds	80 million pounds	2.4 million ounces	0.4 million ounces
1.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INDICATED RESOURCES
PIT AREA WEST ZONE	6.7 million	0.92%	0.65%	0.072%	1.39 g/t	0.20 g/t

The Company’s independent consultant, N.C. Carter, Ph. D., P. Eng., has prepared current 2002 estimates pursuant to CIM “Standards on Mineral Resources and Reserves” designed by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. Dr. Carter calculated the new resource estimates employing the following parameters: Cut-off Grades- 1.0%, 1.5% and 2.0% combined Cu+Ni; Minimum Drill Intersection- true with 2.00 meters; Area of influence for Individual Drill Holes (down-dip)- midway point between drill holes. Assumed Specific Gravity- 3.80. Indicated mineral resources are based upon 58 Starfield and Inco holes; the inferred mineral resource is based on results of 72 drill holes. Intervals between holes range from 120 meters on initial stepouts to approximately 40 meters for in-fill drill holes. Some of the 1950’s drill results report only “PGE” instead of separate assays for Pd and Pt. As a result the palladium and platinum values are calculated from a property-wide ratio of palladium to platinum of 6:1. The indicated and inferred mineral resource has not yet demonstrated economic viability. The significances of these contained metal figures remains unknown pending the identification of enhanced base and precious metal grades plus a better definition of the metallurgical characteristics and possible recoveries of the nickel sulphides.

On Behalf of the Board of Directors,
“Glen Macdonald”
Glen Macdonald, P.Geo.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

March 1st, 2004

Corporate Office:

#SRU-05-04
Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU - TSX.V

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400   Fax: (604) 608-0344

Toll Free: (877) 233-2244  Email: info@starfieldres.com  Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RESOURCES INC. ENGAGES WILLIAMS de BROE PLC TO SECURE
LONDON U.K. FINANCING FOR THE FERGUSON LAKE PROJECT

Starfield Resources Inc. President Glen J. Indra, is pleased to report that the Company has entered into an engagement contract with the London UK office of Williams de Broe Plc, a subsidiary of the ING Group.

Williams de Broe Plc will act as agent in connection with an investment of between 2.4 million pounds UK and 3 million pounds UK (C$6 million-C$7.5 million) in Starfield by senior investors and institutions. The investment will be in the form of a private placement of the Company’s common shares. The funds will be used to advance Starfield’s Ferguson Lake Project in Nunavut, Canada.

The terms of the private placement call for the issuance of units at C$0.40. Each unit will consist of one Starfield common share and a full purchase warrant, exercisable for two years. Each purchase warrant may be used to purchase one common share of the Company at a strike price of C$0.60.

At this time both parties, with legal counsel, are working together to complete the transaction as soon as possible. No abort fee is payable to Williams de Broe Plc in the event that the proposed transaction does not proceed.

As an agent’s fee for securing the financing for Starfield Resources Inc., Williams de Broe Plc will receive 10% of the gross proceeds payable in cash or units of the Company on the same basis as that of the placing. A portion of the fee will be paid to Vencorp Capital of Calgary, Alberta. The engagement contract and resulting investment agreements are subject to approval by all appropriate regulatory agencies.

The Williams de Broe Plc financing will enable the Company to carryout the first phase of the 2004 exploration program which will consist of 25,000 meters of diamond drilling and extensive UTEM Geophysical surveys on its 100% owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project.

Starfield Resources Inc. is extremely pleased with its significant relationship with the well-respected firm of Williams de Broe Plc and looks forward to its continuing support as it advances the Ferguson Lake Project. This relationship and the exceptional reception, of the London financial community are a strong vote of confidence for Starfield Resources Inc.

On Behalf of the Board of Directors,
“Glen J. Indra”
Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.